SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           SUN WEST ENTERPRISES, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

           NEVADA
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

2505 Rancho Bel Air, Las Vegas, Nevada                                   89107
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                 (Zip Code)

                                  702.240.0124
                                  ------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                      Name of Each Exchange on which
    to be so registered:                     each class is to be registered:

           None                                           None

Securities to be registered under Section 12(g) of the Act:

 Common Stock, par value $.001
       (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010


                                  Page 1 of 43

                      Exhibit Index is specified on Page 14

                           Sun West Enterprises, Inc.,
                              A Nevada Corporation

                   Index to Form 10-SB Registration Statement

Item Number and Caption                                               Page
-----------------------                                               ----

1.    Description of Business                                           3

2.    Management's Discussion and Analysis of Financial Condition
      and Results of Operations                                         5

3.    Description of Property                                           9

4.    Security Ownership of Certain Beneficial Owners and Management    9

5.    Directors, Executive Officers, Promoters and Control Persons     10

6.    Executive Compensation - Remuneration of Directors and Officers  11

7.    Certain Relationships and Related Transactions                   11

8.    Legal Proceedings                                                12

9.    Market For Common Equity and Related Shareholder Matters         12

10.   Recent Sales of Unregistered Securities                          12

11.   Description of Securities                                        13

12.   Indemnification of Officers and Directors                        13

13.   Financial Statements                                             14

14.   Changes in and Disagreements with Accountants                    14

15.   Financial Statements and Exhibits

15(a) Index to Financial Statements                                    14
         Financial Statements                                   F-1 through F-4

15(b) Index to Exhibits                                                14
         Exhibits                                               E-1 through E-24

         Signatures                                                    43

Item 1.  Description of Business.

Development of the Company. The Company was incorporated on March 5, 1999, pursuant to the provisions of General Corporation Law of Nevada. The executive offices of the Company are located at 2505 Rancho Bel Air, Las Vegas, Nevada 89107. The Company's telephone number is (702)240-0124.

Business of the Company. The Company was organized to engage in the manufacturing, packaging and sale and distribution of vitamins and nutritional supplements. The Company anticipates distributing vitamin brands of other vitamin producers, as well as developing its own vitamin brands. The Company anticipates developing different vitamin products sold in single vitamin and in multivitamin combinations with varying potency levels in various forms, including tablets (both chewable and time released tablets), powders, two-piece hard shell capsules, and soft gelatin encapsulated capsules ("soft gels"). The Company anticipates manufacturing its own products.

Employees. The Company currently has no employees. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Because the Company anticipates entering into licensing and manufacturing agreements with third parties, the Company anticipates that it will require very few employees, if any, during the next fiscal year.

Competition. Competition in the vitamin and nutrient supplement industry, and the related non-regulated medical products industry, is intense. The Company competes directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company have not been developed or are not in development. The Company expects that companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company.

There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities.

Reports to Security Holders. Although the Company is not required to deliver an annual report to security holders, the Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") on the effective date of this Registration Statement and, when the Company becomes a reporting company with the SEC, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company anticipates marketing health related products, including vitamins and nutritional supplements. The Company currently does not have any existing marketing agreements. The Company anticipates that its products will be marketed to alternative medicine practitioners, health food stores and other wholesale and resale sources. The Company may also acquire the right to sell or distribute existing products or obtain licensing, marketing, distribution or other rights to such products.

The Company will focus its initial marketing and distribution efforts in the vitamin, mineral and herb segment of the health supplement industry. The Company plans to establish a marketing network and add additional products as opportunity allows, either through licensing the products of others or through corporate acquisitions. The Company will seek to establish relationships with alternative medicine practitioners and others who will sell the Company's products to the public.

Industry Overview. Based on industry sources, including trade publications, the Company believes that the retail market for vitamins and nutritional supplements in the United States presently exceeds $7 billion annually. The Company believes that approximately 45% of adults in the United States take some form of vitamin or nutritional supplement. The Company believes that this market will continue to expand due to increasing consumer awareness of the health benefits of vitamins and nutritional supplements and the widely publicized reports of medical research findings indicating a correlation between the consumption of micro-nutrients, such as vitamin C and vitamin E (antioxidants) and reduced incidence of diseases such as heart disease, cancer and stroke. However, there have been studies relating to certain antioxidants with results, which have been contrary to certain of the favorable indications of other prior and subsequent studies. Also, as scientific research to date is preliminary, there can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings.

The Company believes that the market for vitamins and other nutritional supplements will continue to grow as the nation's demographics continue to shift towards a more senior-aged population, who have a greater tendency to use vitamins on a regular basis. Industry sources indicate that approximately 55% of Americans aged 50 and over are regular vitamin users. It is anticipated that the 50 and over age group will be the fastest growing segment of the United States population as the baby boom generation continues to mature.

Private Label Industry. Sales of private label (that is, store brand) vitamins have grown significantly in chain drug stores and have become a key ingredient in the success of retailers. From the consumer's standpoint, store brand products offer lower-priced and equal if not better quality alternatives to nationally advertised brand name products. From the retailer's standpoint, such products allow for lower retail pricing than national brands and yet provide retailers with higher profit margins. Industry analysts predict that private label's share of the overall market should grow significantly over the next 10 years. The Company believes that it is well positioned to participate in this growth.

Source and Availability of Raw Materials. The principal raw materials used in the manufacturing process are natural and synthetic vitamins, purchased from manufacturers primarily in the United States, with certain materials imported from Japan and Europe. The Company intends to purchase its raw materials from numerous sources. The Company believes that the materials necessary to produce its products are readily available from numerous sources and that the loss of any one supplier would not adversely affect the Company's operations.

Licenses and Consents. The utilization or other exploitation of the products developed by the Company may require the Company to obtain licenses or consents from government regulatory agencies or from the producers or other holders of patents, copyrights or other similar rights relating to the products and technologies of the Company. In the event the Company is unable, if so required, to obtain any necessary license or consent on terms which management of the Company considers to be reasonable, the Company may be required to cease developing, utilizing, or exploiting products affected by government regulation or by patents, copyrights or similar rights. In the event the Company is challenged by a government regulatory agency, or by the holders of patents, copyrights or other similar rights, there can be no assurance that the Company will have the financial or other resources to defend any resulting legal action, which could be significant.

The Company may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although the Company may take steps to protect its unpatented trade secrets and technology, in part through the use of confidentiality agreements with its employees, consultants and certain of its contractors, there can be no assurance that (i) these agreements will not be breached, (ii) the Company would have adequate remedies for any breach or (iii) the proprietary trade secrets and know-how of the Company will not otherwise become known or be independently developed or discovered by competitors.

Market Acceptance and Dependence on Principal Products. There can be no assurance that the products of the Company will achieve a significant degree of market acceptance, and that acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit the Company to recover start-up and other associated costs. Failure of the products of the Company to achieve or sustain market acceptance could have a material adverse effect on the business, financial conditions, and results of operations of the Company.

Dependence on New Product Introductions. The vitamin and nutrient supplement industry, and the related non-regulated medical products industry, are rapidly changing through the continuous development and introduction of new products. The strategy of the Company for growth is substantially dependent upon its ability to introduce successfully new products. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to continually enhance and improve its products. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources. Development efforts relating to the production and distribution of the various products to be developed by the Company are not substantially completed. Accordingly, the Company might be required to refine and improve those products. Continued refinement and improvement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increase costs. The products to be developed by the Company will be the result of significant research and development. Although management of the Company believes that such research and development will proceed satisfactorily, such research and development may result in errors which become apparent subsequent to wide spread commercial utilization. In such case, the Company would be required to modify its products and continue with additional research and development, which may delay the plans of the Company and cause the Company to incur additional cost.

Dependence  on  Third-Party  Providers.  The Company may become  dependent  upon various third parties for one or more significant services or ingredients required for the products developed by the Company, which services or ingredients will be provided to the Company pursuant to agreements with such providers. Inasmuch as the capacity for certain services and ingredients by certain third parties may be limited, the inability of the Company, for economic or other reasons, to continue to receive services or ingredients from existing providers or to obtain similar ingredients or services from additional providers could have a material adverse effect on the Company.

Risk of Product Recall, Product Returns. Product recalls may be issued at the discretion of the Company or government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that future recalls or returns would not have a material adverse effect upon the Company's business, financial condition and results of operations.

Compliance with Government Regulations. The vitamin and nutrient supplement industry, and the related non-regulated medical products industry, have been under increasing scrutiny by various state and federal regulatory agencies. The Company may be subject to various forms of government regulations, including consumer safety laws and environmental safety laws. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of Product Liability; Potential Unavailability of Insurance. The business of the Company will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of vitamin and nutritional supplement products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what they believe are appropriate precautions, there can be no assurance that they will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

The non-regulated medical products industry has been under increasing scrutiny by various state and federal regulatory agencies. While the Company does not presently require any government approval to promote its vitamin, mineral and herb health supplements, the Company may be subject to various forms of government regulations, including consumer safety laws and environmental safety laws. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

Liquidity and Capital Resources. During the period from inception through March 31, 1999, the Company realized $10,000 through the sale of common stock. After payment of development and operating expenses, the Company had cash resources of $10,000 at March 31, 1999. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is not generating any revenues from the sale or licensing of its products, the Company's only external source of liquidity is the sale of its capital stock.

Sale of the Company's Securities. On or about March 15, 1999, the Company completed an offering of shares of its $.001 par value common stock common stock in reliance on an exemption from registration pursuant to the Securities Act of 1933, provided by Rule 504 of Regulation D of that Act. The Company sold a total of 1,000,000 shares of common stock pursuant to that offering. Gross proceeds from the offering were $10,000 in cash, obtained from approximately 25 non-accredited investors.

Results of Operations. The Company has not yet realized any revenue from operations, nor does it expect to in the foreseeable future.

Manufacturing and Marketing the Company's Products. The size and scope of the health and nutritional food supplement business is difficult to determine. Certain foods may or may not be considered health foods. Estimates of the health food industry's gross sales run as high as $120 billion per year. In such a vast industry there are many segments and crossovers. With that in mind, the Company plans to focus its initial efforts on the vitamin, mineral and herb segment of the industry. The Company plans to build a marketing network and add other products as opportunity and finances allow. The Company will seek to establish relationships with alternative medicine practitioners and others who will sell the Company's products to the public.

The Company plans to focus its initial marketing efforts on the states of Nevada, Utah and California. The Company hopes to become national in scope and is considering advertising in national publications as it broadens its product line. The Company plans to market its products by distributing brochures and price lists through the mails. Follow-up calls will be made to promising prospects. This approach will be the Company's primary marketing method.

The Company also plans to place advertisements in magazines that promote various sports and activities. These sources, as well as magazines promoting health products and targeted to the alternative medicine practitioner, will be the main focus of the Company's magazine advertising. To support the magazine advertising, the Company will seek regional marketing contracts with existing manufacturing representatives. Currently the Company has no contractual relationships with such representatives and no assurance can be given that such representation will be available on terms and conditions that will allow the Company to sell its products profitably.

Impact of the Year 2000. The Year 2000 issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as they year 1900 resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities.

In order to improve operating performance, the Company has undertaken, or will undertake in the near future, a number of significant systems initiatives. An ancillary benefit of those systems initiatives is that the resulting systems are Year 2000 compliant. Based upon a recent assessment, the Company has determined that the incremental cost of ensuring that its remaining computer systems are Year 2000 compliant is not expected to have a material adverse effect on the Company. The Company has completed a preliminary assessment of each of its operations and their Year 2000 readiness, feels that appropriate actions are being taken, and expects to complete its overall Year 2000 remediation prior to any anticipated impact on its operations. The Company has determined that, with modifications to existing software and conversions to new systems, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely the Year 2000 issue could have a material impact on the operations of this Company. However, while the Company has initiated formal communications with a number of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues, and will initiate similar communication with major customers as well as the balance of its major suppliers in 1998, there is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

Item 3. Description of Property

Property held by the Company. As of the dates specified in the following table, the Company held the following property:

================================================================================
                       Property                                  March 31,1999
                       --------                                  -------------
================================================================================

Cash and equivalents                                              $10,000.00
================================================================================

The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners. Thomas Krucker owns 1,100,000 shares of the Company's common stock, or approximately 41% of the Company's issued and outstanding common stock. Albo Ltd., a Turks & Caicos corporation, owns 550,000 shares of the Company's common stock, or approximately 20.7% of the Company's issued and outstanding common stock. (b) Security Ownership of Management. The directors and principal executive officers of the Issuer beneficially own, in the aggregate, none of the Issuer's common stock, nor do such directors and principal executive officers hold any rights to purchase such common stock, either by warrant or option.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The directors and principal executive officers of the Company are as specified on the following table:

================================================================================
     Name                             Age                  Position
================================================================================

Thomas Krukcer                        58             President
================================================================================

Richard Reincke                       42             Secretary and Director
================================================================================

Biographical Information on Company's Officers and Directors.

Thomas Krucker, age 58, is the President of the Company. Mr. Krucker graduated from the University of Arizona in 1962 and received a Juris Doctorate degree from Pepperdine University in 1969. From 1990 through 1994 he was the president of Pacific Snax, Inc., a California corporation which produced and distributed light snacks sold to retail outlets and the food service industry. Pacific Snax filed a bankruptcy petition pursuant to Chapter 11 of the United States Bankruptcy Code in 1994 after Mr. Krucker had left that company. Mr. Krucker is currently the chief operating officer of Fun City Popcorn, Inc., a Nevada corporation which recently changed its name to Tone Products. Based in Chicago, Tone Products produces a wide range of food products, including concentrated base for juices, sauces and syrups.

Richard Reincke, age 42, was a National Merit Scholar at Michigan State University in 1976. From 1979 through 1984 he was employed by Sullivan & Associates as a labor-relations consultant to management, representing clients in the construction and manufacturing industries in administrative law hearings before the National Labor Relations Board. From 1982 through 1988 he developed and manufactured the Afford-A-House, a containerized manufactured housing kit which was manufactured in San Bernardino, California and Vancouver, Washington and shipped to such diverse markets as the Pribilof Islands and the Bahamas. From 1989 through the present he has been a self-employed paralegal. He currently resides in Orange, California.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining either Mr. Krucker or Mr. Reincke from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are either Mr. Krucker or Mr. Reincke the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

================================================================================

Name of individual or           Capacities in which             Aggregate
Identity of Group           remuneration was received         remuneration
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

None(1)                         None                             None
================================================================================

There was no compensation paid to any executive officer of the Company during the Company's last completed fiscal year.

Item 7. Certain Relationships and Related Transactions

Compensation to Officers and Directors of the Company. As of the date of this Registration Statement, no compensation has been paid or accrued to any of the officers or directors of the Company.

Item 8. Legal Proceedings

There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 9. Market For Common Equity and Related Stockholder Matters

As of the date of this Registration Statement, there were 2,650,000 shares of the Company's $.001 par value common stock issued and outstanding. There have been no cash dividends declared on the Company's common stock since the Company's inception. Dividends are declared at the sole discretion of the Company's Board of Directors.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 10. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

--------

     (1) The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.

1,000,000 shares of the Company's $.001 par value common stock were issued on or about March 10, 1999 pursuant to certain exemptions from registration specified at Rule 504 under the Act. Therefore, any shareholder desiring to transfer his or her shares of the Company's common stock must furnish the Company with an opinion of counsel satisfactory to the Company and its counsel to the effect that the proposed transfer does not violate federal or state securities law. The certificate evidencing the shares of common stock so issued will specify a legend which will provide notice of these restrictions. For these reasons, the right and the opportunity to transfer shares of the Company's common stock will be very limited. Therefore, a public market for the common shares does not exist and will not develop. As a consequence, assuming a shareholder could properly transfer his or her shares of the Company's common stock, there is no assurance that he or she could find a buyer for those shares of the Company's common stock.

Item 11. Description of Securities

The Company is authorized to issue 100,000,000 shares of capital stock, $.001 par value. As of the date of this Registration Statement, there are 2,650,000 shares of the Company's capital stock issued and outstanding.

Common Stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. There is no cumulative voting with respect to the election of directors of the Company, with the result that the holders of more than 50% of the Company's common stock voted for the election of directors can elect all of those directors. The holders of the Company's common stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's common stock; provided further, however, that all authorized capital stock of the Company is common stock. Holders of shares of the Company's common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are, and the Offered Shares, when issued for the consideration set forth in this Memorandum will be, fully paid and nonassessable.

Non-Cumulative Voting. The holders of shares of common stock of the Company will not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining common stock of the Company may not be able to elect any of the Company's directors.

Registration Rights. Existing holders of shares of the Company's common stock are not entitled to rights with respect to the registration of such shares under the Securities Act. Additionally, purchasers of the Offered Shares will not acquire rights with respect to such registration of the Offered Shares.

Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend among other things, upon the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of common stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

Preferred Stock. The Company is not authorized to issue any Preferred Stock.

Transfer Agent. The Company intends to engage the services of Pacific Stock Transfer, P. O. Box 93385, Las Vegas, NV 89193, telephone 702.361.3033, to serve as the Transfer Agent for the Company.

Stock Option Plans. The Board of Directors of the Company does not currently intend to adopt a stock option plan; however, the Board of Directors reserves the right to adopt such a stock option plan, at its sole discretion, at any time subsequent to this offering. The terms of any such plan have not been determined.

Stock Awards Plan. The Company has not adopted a Stock Awards Plan, but may do so in the future. The terms of any such plan have not been determined.

Item 12. Indemnification of Directors and Officers

The Company's Articles of Incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section
78.300 of the Nevada Revised Statutes.

The Company will enter into indemnification agreements with each of its executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                      Page
                                                                        ----


                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                              Financial Statements

                            As of March 31, 1999 and
                  For the Period from March 5, 1999 (Inception)
                                To March 31, 1999

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                        Index to the Financial Statements

                            As of March 31, 1999 and
         For the Period from March 5, 1999 (Inception) To March 31, 1999

     Report of Independent Auditors                                          F-1

     Financial Statements of Sunwest Enterprises, Inc.:

         Balance Sheet, as of March 31, 1999                                 F-2

         Statements of Operations for the period from
              March 5, 1999 (inception) to March 31, 1999                    F-3

         Statement of Shareholders' Equity for the period from
              March 5, 1999 (inception) to March  31, 1999                   F-4

         Statement of Cash Flows for the period from
              March 5, 1999 (inception) to March 31, 1999.                   F-5

     Notes to Financial Statements                                           F-6



(b)  Index to Exhibits

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as follows:

Index to Exhibits                                                    Page
-----------------                                                    ----

3.1                 Bylaws                                      E-1 through E-21

3.2                 Articles of Incorporation                  E-22 through E-26

27                  Financial Data Schedule

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Sunwest Enterprises, Inc.

We have audited the accompanying balance sheet of Sunwest Enterprises, Inc. (a development stage company) as of March 31, 1999, and the related statement of operations, shareholders' equity, and cash flows for the period from March 5, 1999 (inception) to March 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunwest Enterprises, Inc. (a development stage company) as of March 31, 1999, and the results of operations and cash flows for the period from March 5, 1999 (inception) to March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations, products, or facilities, and requires significant resources to implement its plan of operations that raises substantial doubt about its ability to be a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kelly & Company

Kelly & Company
Newport Beach, California
August 27, 1999

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                                  Balance Sheet

                                 March 31, 1999

--------------------------------------------------------------------------------

                                     ASSETS

        Stock subscriptions receivable                           $ 10,000
                                                                 --------
        Total  assets                                            $ 10,000
                                                                 ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

        Shareholders' equity:
           Common stock, $.001 par value; 10,000,000
                shares authorized; 1,650,000 shares issued and
                outstanding                                      $  1,650
           Common stock subscribed                                  1,000
           Additional paid-in capital                               9,000
           Accumulated deficit                                     (1,650)
                                                                 --------

                Total shareholders' equity                         10,000
                                                                 --------
        Total liabilities and shareholders' equity               $ 10,000
                                                                 ========

     The accompanying notes are an integral part of the financial statements

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                             Statement of Operations

         For the Period from March 5, 1999 (Inception) To March 31, 1999

--------------------------------------------------------------------------------

            Revenue                                         --

            Cost of sales                                   --
                                                         -------
               Gross profit                                 --

            Other expenses                               $(1,650)
                                                         -------

            Net (loss)                                   $(1,650)
                                                         =======

     The accompanying notes are an integral part of the financial statements

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                        Statement of Shareholders' Equity

         For the Period from March 5, 1999 (Inception) To March 31, 1999

--------------------------------------------------------------------------------

                                                         Common     Additional
                               Common       Common       Stock       Paid-in     Accumulated
                               Shares       Stock      Subscribed    Capital      (Deficit)       Total
                               ------       -----      ----------    -------      ---------       -----
Formation of corporation,
  March 5, 1999                   --           --           --           --            --
     Common stock            1,650,000    $   1,650         --           --            --       $   1,650
     Common stock
       subscribed                 --           --      $   1,000    $   9,000          --          10,000
     Net loss                     --           --           --           --       $  (1,650)       (1,650)
                             ---------    ---------    ---------    ---------     ---------     ---------
Balance,
  March 31, 1999             1,650,000    $   1,650    $   1,000    $   9,000     $  (1,650)    $  10,000
                             =========    =========    =========    =========     =========     =========

     The accompanying notes are an integral part of the financial statements

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                             Statement of Cash Flows

         For the Period from March 5, 1999 (Inception) To March 31, 1999

--------------------------------------------------------------------------------

Cash flows from operating activities:
   Net loss                                                          $ (1,650)
   Adjustments to reconcile net loss to net cash
        Increase in liabilities:
        Due to officer                                                   --
                                                                     --------
Cash used in operating activities                                      (1,650)
                                                                     --------
Cash flows used in investing
activities:

   Purchase of property and equipment                                    --
                                                                     --------
Cash used in investing activities                                        --

Cash flows provided by financing
activities:
                                                                     --------
   Issuance of common stock                                             1,650
                                                                     --------
Cash provided by financing activities                                   1,650
                                                                     --------
Net increase (decrease) in cash                                          --
                                                                     --------
Cash at inception                                                        --
                                                                     --------
Cash at end of period                                                    --
                                                                     ========
                Supplemental Disclosure of Cash Flow Information

Interest paid                                                            --
Income taxes paid                                                        --

      Supplemental Schedule of Non-cash Investing and Financing Activities

Common stock subscriptions:

   Stock subscriptions receivable                                    $ 10,000
   Common stock subscribed                                           $ (1,000)
   Additional paid-in capital                                        $ (9,000)

     The accompanying notes are an integral part of the financial statements

                            Sunwest Enterprises, Inc.
                          (A Development Stage Company)

                        Notes to the Financial Statement

         For the Period from March 5, 1999 (Inception) To March 31, 1999

--------------------------------------------------------------------------------

1.   Development Stage Operations

     Sunwest Enterprises, Inc. (a development stage company) (the "Company") was incorporated in the state of Nevada on March 5, 1999 and has no operating history with no revenues and no products or technology ready for the market. The Company's initial business plan anticipates engaging in the manufacture and/or sale of vitamins and nutritional supplements. The implementation of these plans requires, among other things, significant resources and may involve the use of leased facilities and equipment, subcontract manufacturing, consultants, outside sales representatives, and/or merger with an operating entity. While management believes the Company has adequate cash resources to meet its immediate liquidity needs, the Company's ability to be a going concern is predicated on its ability to raise additional necessary capital to implement its plans, achievement of successful operations, and or the completion of a merger with an operating entity. There is no assurance that any of these will occur or be successful.

2.   Summary of Significant Accounting Policies

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Disclosures about Fair Value of Financial Instruments

     The Company accounts for the value of financial instruments using the fair value method.

     Start-up Costs

     The Company expenses start-up costs as they are incurred.

     Income Taxes

     The Company accounts for deferred income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109. Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between tax expense and taxes currently payable will

                            Sunwest Enterprises, Inc.
                         (A Development Stage Company)
                             Statement of Operations

         For the Period from March 5, 1999 (Inception) To March 31, 1999

--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies, Continued

     Income Taxes, Continued

     be reflected in the financial statements as deferred taxes. Deferred tax assets and/or liabilities will be classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. For tax purposes the Company will be all capitalizing incurred during the development stage.

3.   Stock Transactions

     The Company issued a total of 1,650,000 common shares to founders in connection with their formation of the Company. The Company has recorded this transaction at the par value of the shares issued and correspondingly recognized other expense of $1,650.

     In March 1999, the Company initiated an offering of its common stock at $.01 per share under Rule 504 of Regulation D of the securities laws. As of March 31, 1999, the Company had obtained subscriptions to purchase
     1,000,000 shares for a total of $10,000 from twenty-four investors. Subsequent to March 31, 1999, all of the amounts due from these subscriptions were received by the Company.

4.   Year 2000 Disclosure (Unaudited)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations. The Company has not commenced operations as of March 31, 1999 and believes the Year 2000 problem will not pose significant operational problems.

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Sun West Enterprises, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on September 18, 1999.

                                            Sun West Enterprises, Inc.,
                                            a Nevada corporation

                                            By:   Richard Reincke
                                            Its:  Secretary


                                       15